FOR FURTHER INFORMATION:

AT THE COMPANY:
Jeffrey P. Jorissen
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. REPORTS FIRST QUARTER 2007 RESULTS

Southfield, MI, May 9, 2007 - Sun Communities, Inc. (NYSE: SUI), a real estate investment trust (REIT) that owns and operates manufactured housing communities, today reported first quarter results.

During the first quarter ended March 31, 2007, total revenues increased 9.0 percent to $60.8 million, compared with $55.8 million in the first quarter of 2006. Net income for the first quarter of 2007 was $0.05 million or $0.00 per diluted common share, compared with a net loss of $(0.9) million, or $(0.05) per diluted common share for the same period in 2006. Funds from operations (FFO)[1] increased to $15.5 million or $0.76 per diluted share/OP Unit in the first quarter of 2007 from $14.6 million or $0.73 per diluted share/OP Unit in the first quarter of 2006.

For 135 communities owned throughout both years, total revenues increased 2.6 percent for the three months ended March 31, 2007 and expenses increased 3.4 percent, resulting in an increase in net operating income[2] of 2.2 percent. Same property occupancy in the manufactured housing sites was 83.1 percent at March 31, 2007 as compared to 82.7 percent at December 31, 2006.

Manufactured housing revenue producing sites increased by 144 during the first quarter of 2007 as compared to an increase of 136 sites during the first quarter of 2006. In addition, the Company sold 185 new and pre-owned homes during the first quarter of 2007 as compared to 71 sold during the quarter ended March 31, 2006. The Company continues to see an increase in the number of renters converted to home owners. Rental home sales, included above, totaled 87 for the quarter ended March 31, 2007 as compared to 19 rental home sales in the first quarter of 2006.

"The quarter finished remarkably close to the Company's budget on virtually all metrics. As expected, results mirror the experience of 2006 actual and the 2007 budget. On the plus side, portfolio repossessions ended at a seven year low of approximately 300 homes and conversion of rental homes to sales has steadily increased to an average of almost 30 per month" said Gary Shiffman, Chairman and Chief Executive Officer. "The current challenge for management is to break the previous two year cycle of giving back first half occupancy gains during the final two quarters of each year. During 2006, this seasonality netted the company a loss of 500 sites after a similar start to this year. This is where management set the budget for 2007 and this is where management must exceed budget to consider any kind of year over year improvement and industry recovery" added Shiffman.

The Company rented an additional 284 homes in the first quarter of 2007 bringing the total number of occupied rentals to 4,860 at March 31, 2007, as reflected in the accompanying table. Rental rates for the homes, including site rent, have increased approximately 6.7 percent over the past twelve months from an average of $653 per month at March 31, 2006 to an average of $697 per month at March 31, 2007.

A conference call to discuss first quarter operating results will be held on May 9, 2007, at 11:00 A.M. Eastern Time. To participate, call toll-free 877-407-9039. Callers outside the U.S. or Canada can access the call at 201-689-8470. A replay will be available following the call through May 23, 2007, and can be accessed by dialing 877-660-6853 from the U.S. or 201-612-7415 outside the U.S. or Canada. The account number for the replay is 3055 and the ID number is 236904. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a real estate investment trust (REIT) that currently owns and operates a portfolio of 136 communities comprising approximately 47,600 developed sites and approximately 6,800 sites suitable for development mainly in the Midwest and Southeast United States.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

**For more information about Sun Communities, Inc.,
visit our website at www.suncommunities.com
-FINANCIAL TABLES FOLLOW-**

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's expectations of future events.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Amounts in thousands except for per share data)
(Unaudited)

	2007	2006
REVENUES		
Income from real property	$ 49,242	$ 48,073
Revenue from home sales	6,150	3,256
Rental home revenue	4,128	2,936
Ancillary revenues, net	263	269
Interest	789	828
Other income	250	469
Total revenues	60,822	55,831
COSTS AND EXPENSES		
Property operating and maintenance	11,722	11,385
Real estate taxes	4,098	3,894
Cost of home sales	4,924	2,397
Rental home operating and maintenance	2,829	2,199
General and administrative - real property	4,410	5,130
General and administrative - home sales and rentals	1,658	1,587
Depreciation and amortization	15,350	14,978
Interest	15,169	14,725
Interest on mandatorily redeemable debt	917	1,089
Total expenses	61,077	57,384
Equity income from affiliate	307	281
Income (loss) from operations	52	(1,272)
Less income (loss) allocated to minority interest	6	(115)
Income (loss) before cumulative effect of change in accounting principle	46	(1,157)
Cumulative effect of change in accounting principle	—	289
Net income (loss)	$ 46	$ (868)
Weighted average common shares outstanding:		
Basic	17,841	17,534
Diluted	17,985	17,534
Basic and diluted earnings (loss) per share:		
Income (loss) before cumulative effect of change in accounting principle	$ 0.00	$ (0.07)
Cumulative effect of change in accounting principle	—	0.02
Net income (loss)	$ 0.00	$ (0.05)

RECONCILIATION OF NET INCOME (LOSS) TO FUNDS FROM OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Amounts in thousands except for per share data)
(Unaudited)

	2007	2006
Net income (loss)	$ 46	$ (868)
Adjustments:		
Depreciation and amortization	15,572	15,588
Valuation adjustment[3]	(122)	43
Gain on disposition of assets, net	(2)	(32)
Income (loss) allocated to minority interest	6	(115)
Funds from operations (FFO)	$ 15,500	$ 14,616
Weighted average common shares/OP Units outstanding:		
Basic	20,143	19,857
Diluted	20,287	20,007
FFO per weighted average Common Share/OP Unit - Basic	$ 0.77	$ 0.74
FFO per weighted average Common Share/OP Unit - Diluted	$ 0.76	$ 0.73

[3] The Company entered into three interest rate swaps and an interest rate cap agreement. The valuation adjustment reflects the theoretical noncash profit and loss were those hedging transactions terminated at the balance sheet date. As the Company has no expectation of terminating the transactions prior to maturity, the net of these noncash valuation adjustments will be zero at the various maturities. As any imperfection related to hedging correlation in these swaps is reflected currently in cash as interest, the valuation adjustments reflect volatility that would distort the comparative measurement of FFO and on a net basis approximate zero. Accordingly, the valuation adjustments are excluded from FFO. The valuation adjustment is included in interest expense.

SUN COMMUNITIES, INC.
SELECTED BALANCE SHEET DATA
(Amounts in thousands)

	(Unaudited) March 31, 2007	December 31, 2006
Investment property before accumulated depreciation	$ 1,517,568	$ 1,512,762
Total assets	$ 1,267,785	$ 1,289,739
Total debt	$ 1,157,656	$ 1,166,850
Total minority interests and stockholders' equity	$ 80,031	$ 91,588

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(Amounts in thousands)
(Unaudited)

	2007	2006
Net income (loss)	$ 46	$ (868)
Unrealized income (loss) on interest rate swaps	(254)	844
Comprehensive loss	$ (208)	$ (24)

SUN COMMUNITIES, INC.
ADDITIONAL INFORMATION

SAME PROPERTY RESULTS

For 135 communities owned throughout both years (amounts in thousands):

	Three Months Ended March 31,		
	2007	2006	% change
Total revenue	$ 47,326	$ 46,151	2.6%
Total expense	13,219	12,782	3.4%
Net operating income[2]	$ 34,107	$ 33,369	2.2%

Same property occupancy and average monthly rent information at March 31, 2007 and 2006:

	2007	2006
Total manufactured housing sites	42,114	42,043
Occupied manufactured housing sites	34,974	35,474
Manufactured housing occupancy %	83.1%	84.4%
Average monthly rent per site	$ 374	$ 360

RENTAL PROGRAM SUMMARY

	Three Months Ended March 31,	
	2007	2006
Rental home revenue	$ 4,128	$ 2,936
Site rent included in Income from real property	5,065	4,186
Rental program revenue	9,193	7,122
Expenses		
Payroll and commissions	493	454
Repairs and refurbishment	1,432	957
Taxes and insurance	581	594
Other	323	194
Rental program operating and maintenance	2,829	2,199
Net operating income [2]	$ 6,364	$ 4,923

Occupied rental homes information at March 31, 2007 and 2006 (in thousands except for *):

	2007	2006
Number of occupied rentals, end of period*	4,860	4,215
Cost of occupied rental homes	$ 144,215	$ 124,007
Weighted average monthly rental rate*	$ 697	$ 653